Exhibit 1.1

February 5, 2025

Pioneer Federal Savings and Loan Association

202 N. Main Street

Deer Lodge, MT 59722

Attention:	Mr. Phillip K. Willett

President and Chief executive Officer

Ladies and Gentlemen:

This letter confirms the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”) to act as the exclusive financial advisor to Pioneer Federal Savings and Loan Association’s (the “Association”) proposed conversion from the mutual to stock form of organization pursuant to the Association’s proposed Plan of Conversion (the “Conversion”), including the offer and sale of certain shares of the common stock (the “Common Stock”) to eligible persons in a Subscription Offering as defined in the Data Agency Agreement, dated as of even date, by and between the parties hereto, with any remaining shares offered to the general public in a Community Offering (as defined herein) (a Subscription Offering, a Community Offering and any Syndicated Community Offering (as defined herein) are collectively referred to herein as the “Offerings”). In addition, KBW will act as Conversion Agent and Data Processing Records Management Agent in connection with the Offerings pursuant to the terms of a separate agreement between the Association and KBW. This letter sets forth the terms and conditions of our engagement with respect to the Conversion.

1.	Advisory/Offering Services

As the Association's exclusive financial advisor, KBW will provide financial and logistical advice to the Association and will assist the Association’s management, legal counsel, accountants, and other advisors in connection with the Conversion and the Offerings, and related issues. We anticipate our services will include the following, each as may be necessary and as the Association may reasonably request:

1.	Providing advice on the financial and securities market implications of the Conversion and any related corporate documents, including the Plan of Conversion;
2.	Assisting in structuring the Offerings, including developing and assisting in implementing a marketing strategy for the Offerings;
3.	Serving as sole bookrunning manager in connection with the Offerings;
4.	Reviewing all offering documents related to the Offerings, including the prospectus (the “Prospectus”) and any related offering materials, stock order forms, letters, brochures, and other related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Association and its counsel);
5.	Assisting the Association in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

6.	Assisting the Association in analyzing proposals from outside vendors retained in connection with the Offerings, including printers, transfer agents and appraisal firms;
7.	Assisting the Association in the drafting and distribution of press releases as required or appropriate in connection with the Offerings;
8.	Meeting with the board of directors of the Association (the “Board of Directors”) and/or management of the Association to discuss any of the above services; and
9.	Performing such other financial advisory and investment banking services in connection with the Conversion and the Offerings as may be agreed upon in writing by KBW and the Association.

2.	Due Diligence Review

The Association acknowledges and agrees that KBW’s obligation to perform the services contemplated by this Agreement shall be subject to the satisfactory completion of such investigations and inquiries relating to the Association, and its directors, officers, agents and employees, as KBW and their counsel in their sole discretion my deem appropriate under the circumstances (the “Due Diligence Review”).

The Association agrees it will make available to KBW all information, whether or not publicly available, which KBW reasonably requests (the “Information”) and will permit KBW to discuss with the Board of Directors and management the operations and prospects of the Association. KBW will treat all Confidential Information (as defined herein) as confidential in accordance with the provisions of Section 9 hereof. The Association recognizes and confirms that KBW (a) will use and rely on and assume the accuracy and completeness of the Information in performing the services contemplated by this Agreement without having independently verified or analyzed the accuracy or completeness of same, and (b) does not assume responsibility or liability for the accuracy or completeness of the Information or to conduct any independent verification or any appraisal or physical inspection of properties or assets. The Association acknowledges and agrees that KBW will rely upon Association management as to the reasonableness and achievability of any financial and operating forecasts and projections provided to KBW or which KBW is directed to use, and that KBW will assume, at the Association’s direction, and that all financial forecasts and projections have been reasonably prepared by Association management on a basis reflecting the best then currently available estimates and judgments of management as to the expected future financial performance of the Association, and that it is commercially reasonable that such forecasts and projections can be realized in the amounts and in the time periods currently estimated.

3.	Regulatory Filings

The Association will cause the registration statement (the “Registration Statement”), the Prospectus and all other offering documents in respect of the Conversion and the Offerings to be filed, as necessary or appropriate, with applicable regulatory agencies including the Financial Industry Regulatory Authority (“FINRA”) and the appropriate federal and/or state bank regulatory agencies. In addition, the Association and KBW agree that the Association’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offerings, and that the Association shall cause such counsel to prepare a Blue Sky Memorandum related to the Offerings including KBW’s participation therein and shall furnish KBW a copy thereof addressed to KBW or upon which counsel shall state KBW may rely. KBW shall provide all information concerning the Offerings, including (without limitation) information with respect to the qualification and locations of the participating investors, as may be reasonably requested by such counsel for purposes of such Blue Sky Memorandum.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

4.	Fees

For the services hereunder, the Association shall pay the following non-refundable cash fees to KBW, in the amounts and at the times set forth below:

(a)	Management Fee: A non-refundable cash fee in an amount of $35,000 (the “Management Fee”) shall be payable by the Association to KBW, as follows: (i) $15,000 shall be paid immediately upon the execution of this Agreement and (ii) the remaining $20,000 shall be paid immediately upon the initial filing of the Registration Statement (whether or not such filing is publicly available). Each payment in respect of the Management Fee shall be deemed to have been earned in full when due. Should the Offerings or this Agreement be terminated for any reason, KBW shall be deemed to have earned in full, and be entitled to be paid in full, all fees then due and payable as of such date of termination.

(b)	Success Fee: A Success Fee shall be paid based on 1% of the aggregate purchase price of Common Stock sold in the Subscription Offering and 1.5% of the aggregate purchase price of Common Stock sold in the Community Offering, subject to a minimum of $300,000. The Management Fee described in Section 4(a), to the extent then already paid, will be credited against the Success Fee. The obligation to pay to KBW the full Success Fee upon completion of the Subscription Offering and any Community Offering shall survive any termination of this Agreement, unless termination occurs prior to the effectiveness of the Registration Statement.

(c)	Fees for Syndicated Community Offering: If any shares of the Common Stock remain unsold after the completion of the Subscription Offering and any Community Offering, then at the written request of the Association acting in its sole discretion, KBW will seek to form a syndicate of registered broker-dealers to assist in a syndicated community offering, on a best efforts basis, subject to the terms and conditions set forth in a selected dealers agreement to be entered into by and between the Association and KBW (the “Syndicated Community Offering”). KBW will endeavor to distribute the Common Stock among broker-dealers in a fashion which best meets the distribution objectives of the Association and the Conversion. In the event of a Syndicated Community Offering, KBW will be paid a transaction fee not to exceed 6% of the aggregate purchase price of the shares of Common Stock sold in the Syndicated Community Offering. The Success Fee described in Section 4(b) will be credited against the Syndicated Community Offering transaction fee. From this fee, KBW will pass onto selected broker-dealers (if any), who assist in the Syndicated Community Offering, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

(d)	In connection with the Subscription Offering, if, as a result of any resolicitation of subscribers undertaken by the Association, KBW reasonably determines that it is required or requested to provide significant services, KBW will be entitled to additional compensation for such services, which additional compensation will not exceed $30,000.

The terms of any Agency Agreement (as defined herein) to be entered into between the Association and KBW in connection with the Offerings shall contain fee provisions no less favorable to KBW than those set forth above. To the extent required under applicable FINRA rules and regulations, the payment of compensation by the Association to KBW pursuant to this Section 4 is subject to FINRA’s review thereof.

5.	Additional Services

KBW further agrees to provide general and non-exclusive financial advisory assistance to the Association that is not in the context of any Conversion, for a period of three years following completion of the Offerings, including general strategic planning, the creation of a capital management strategy designed to enhance the value of the Association, including the formation of a dividend policy and share repurchase program, assistance with shareholder relations matters, general advice on mergers and acquisitions, and other related financial matters, without the payment by the Association of any fees in addition to those set forth in Section 4 hereof. Such services will be non-exclusive and nothing in this Agreement shall require the Association to obtain such services from KBW. If KBW acts as a financial advisor to the Association in connection with any specific transactions, the terms of such engagement will be set forth in a separate agreement between the Association and KBW.

6.	Expenses

The Association will bear all expenses of the proposed Offerings customarily borne by issuers, including, without limitation, regulatory filing fees, "Blue Sky," and FINRA filing and registration fees; the fees of the Association's accountants, attorneys, appraiser, business plan consultant, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offerings; the fees set forth in Section 4; and fees for "Blue Sky" legal work. If KBW incurs any expenses on behalf of the Association in connection with the matters contemplated by this Agreement, the Association will reimburse KBW for such expenses.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

KBW will also be reimbursed for its reasonable and documented out-of-pocket expenses, not to exceed $30,000 (subject to the provisions of this paragraph), related to the Offerings, including, but not limited to, costs of travel, meals and lodging, photocopying, and couriers. Clerical assistance and/or temporary staff will be billed separately but are included in the $30,000 fee cap stated in the prior sentence. KBW will also be reimbursed for reasonable and documented fees and expenses of its counsel not to exceed $120,000 (subject to the provisions of this paragraph). These expense caps assume no unusual circumstances or delays, and no resolicitation in connection with the Offerings. The Association acknowledges and agrees that, in the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited to a delay in the Offerings which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering documents), such expense caps may be increased by additional amounts, not to exceed an additional $10,000 in the case of additional out-of-pocket expenses of KBW and an additional $25,000 in the case of additional fees and expenses of KBW’s legal counsel. In no event shall out-of-pocket expenses, including fees and expenses of counsel, exceed $175,000. The provisions of this paragraph shall not apply to or in any way impair or limit the indemnification or contribution provisions contained herein.

7.	Limitations

The Association acknowledges that all opinions and advice (written or oral) given by KBW to the Association in connection with KBW’s engagement are intended solely for the benefit and use of the Association for the purposes of its evaluation of the proposed Offerings. Unless otherwise expressly stated in an opinion letter issued by KBW or otherwise expressly agreed, no one other than the Association is authorized to rely upon this engagement of KBW or any statements or conduct by KBW. The Association agrees that any such opinion or advice, as well as this Agreement (including any of the terms hereof) shall not be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to KBW be made by the Association or any of its representatives, without the prior written consent of KBW.

It is expressly understood and agreed that KBW is not undertaking to provide any advice relating to legal, regulatory, accounting or tax matters. In furtherance thereof, the Association acknowledges and agrees that (a) it and its affiliates have relied and will continue to rely on the advice of its own legal, tax and accounting advisors for all matters relating to the Conversion and the Offerings, and all other matters and (b) neither it, or any of its affiliates, has received, or has relied upon, the advice of KBW or any of its affiliates regarding matters of law, regulation, taxation or accounting.

The Association acknowledges and agrees that KBW has been retained to act solely as financial advisor to the Association and not as an advisor to or agent of any other person, and the Association’s engagement of KBW is not intended to confer rights upon any person not a party to this Agreement (including shareholders, employees or creditors of the Association) as against KBW or its affiliates, or their respective directors, officers, employees or agents. In such capacity, KBW shall act as an independent contractor, and any duties arising out of its engagement shall be owed solely to the Association. It is understood that KBW’s responsibility to the Association is solely contractual in nature and KBW does not owe the Association, or any other party, any fiduciary duty as a result of this Agreement.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

The Association acknowledges that KBW is a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services. In the ordinary course of business, KBW and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in the Association's debt or equity securities, or the debt or equity securities of the Association's affiliates or other entities that may be involved in the transactions contemplated by this Agreement. In addition, KBW and its affiliates may from time to time perform various investment banking and financial advisory services for other clients and customers who may have conflicting interests with respect to the Association. The Association acknowledges that KBW and its affiliates have no obligation to use in connection with this engagement or to furnish the Association’s confidential information obtained from other companies.

8.	Benefit

This Agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this Agreement shall not be assignable without the mutual consent of KBW and the Association.

9.	Confidentiality

KBW acknowledges that a portion of the Information provided to it in connection with its engagement hereunder may contain confidential and proprietary business information concerning the Association (such Information, the “Confidential Information”). KBW agrees that, except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Association or as required by law, regulation or legal process, it will treat as confidential all Confidential Information; provided, however, that KBW may disclose such Confidential Information to its agents and advisors who are assisting or advising KBW in performing its services hereunder and who have been instructed to be bound by the terms and conditions of this paragraph. KBW agrees to be responsible and liable for its agents who actually receive such Confidential Information. As used herein, the term “Confidential Information” shall not include information which (a) is or becomes available to the public other than as a result of a disclosure by KBW or its representatives in violation of this Agreement, (b) was available to KBW on a non-confidential basis prior to its disclosure to KBW or its representatives by the Association, or (c) becomes available to KBW on a non-confidential basis from a person other than the Association who is not known to KBW to be bound not to disclose such information pursuant to a contractual obligation of confidentiality to the Association.

The Association hereby acknowledges and agrees that all presentation materials and financial models used by KBW in performing its services hereunder have been developed by and are proprietary to KBW. The Association agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior written consent of KBW; provided, however that, such models or presentations may be disclosed by the Association if legally required, provided that, (x) unless prohibited by legal authority, prior written notice thereof is provided to KBW as promptly as practicable, (y) any description of or reference to such models or presentations is in a form reasonably acceptable to KBW and its counsel, and (z) the Association will use commercially reasonable efforts to have such models or presentations designated or otherwise marked with the highest level of confidentiality under the applicable confidentiality or protective order (if any) and as part of the official court record (if any) and the Association otherwise uses reasonable best efforts to ensure that such models or presentations are not publicly disclosed.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

10.	Advertisements

The Association agrees that, following the closing of the Offerings, KBW has the right to place advertisements in financial and other newspapers and journals at its own expense, describing its services to the Association and a general description of such offering. In addition, the Association agrees to include in any press release or public announcement announcing any such offering a reference to KBW’s role as financial advisor and sole bookrunning manager with respect to such offering, provided that the Association will submit a copy of any such press release or public announcement to KBW for its prior approval, which approval shall not be unreasonably withheld or delayed.

11.	Indemnification

As KBW will be acting on behalf of the Association in connection with the Conversion and the Offerings, the Association agrees to indemnify and hold harmless KBW and its affiliates, the respective partners, directors, officers, employees and agents of KBW and its affiliates and each other person, if any, controlling KBW or any of its affiliates and each of their successors and assigns (KBW and each such person being an “Indemnified Party”) to the fullest extent permitted by law, from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise related to or arising out of the Conversion or the Offerings or the engagement of KBW pursuant to, or the performance by KBW of the services contemplated by, this Agreement, and will reimburse any Indemnified Party for all reasonable and documented out-of-pocket expenses (including legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation, preparing for or defending any such action or claim whether or not in connection with pending or threatened litigation, or any action or proceeding arising therefrom, whether or not KBW is a party; provided, however, that the Association will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final Prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Association by KBW expressly for use therein or (b) to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from KBW’s gross negligence or bad faith of KBW.

If the indemnification provided for in the foregoing paragraph is judicially determined to be unavailable (other than in accordance with the terms hereof) to any person otherwise entitled to indemnity in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such person hereunder, the Association shall contribute to the amount paid or payable by such person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to the Association, on the one hand, and KBW, on the other hand, of the engagement provided for in this Agreement or (ii) if the allocation provided for in clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of the Association and KBW, as well as any other relevant equitable considerations; provided, however, in no event shall KBW's aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by KBW under this Agreement. For the purposes of this Agreement, the relative benefits to the Association and to KBW of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Association in the Conversion and the Offerings that are the subject of the engagement hereunder, whether or not consummated, bears to (b) the fees paid or to be paid to KBW under this Agreement.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

The Association also agrees that neither KBW, nor any of its affiliates nor any officer, director, employee or agent of KBW or any of its affiliates, nor any person controlling KBW or any of its affiliates, shall have any liability to the Association for or in connection with such engagement except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Association which are finally judicially determined to have resulted primarily from KBW’s bad faith or gross negligence. The foregoing agreement shall be in addition to any rights that KBW, the Association or any Indemnified Party may have at common law or otherwise, including, but not limited to, any right to contribution. For the sole purpose of enforcing and otherwise giving effect to the indemnification and contribution provisions of this agreement, the Association hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to this agreement is brought against KBW or any other indemnified party.

The Association agrees that it will not, without the prior written consent of KBW, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not KBW is an actual or potential party to such claim, action, suit, or proceeding) unless such settlement, compromise or consent includes an unconditional release of KBW from all liability arising out of such claim, action, suit or proceeding.

12.	Definitive Agreement

This Agreement reflects KBW's present intention of proceeding to work with the Association on the proposed Conversion and Offerings. No legal and binding obligation is created on the part of the Association or KBW with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 4, (iii) the payment of expenses as set forth in Section 6, (iv) the limitations set forth in Section 7, (v) the limitations of liability, the indemnification and contribution obligations and the other provisions set forth in Section 11 and (iv) those terms as may be set forth in a mutually agreed upon agency agreement between KBW and the Association to be executed prior to commencement of the Offerings (the “Agency Agreement”), all of which, notwithstanding anything to the contrary that may be contained herein, shall constitute the binding obligations of the parties hereto and which shall survive any termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com

Pioneer Federal Savings and Loan Association

February 5, 2025

The Association acknowledges and agrees that KBW’s provision of services in connection with the Conversion and the Offerings, as contemplated herein, is expressly subject to (a) satisfactory completion of Due Diligence Review by KBW, (b) the preparation of a Registration Statement and Prospectus and other offering materials that are satisfactory to KBW in form and substance, (c) compliance with all applicable legal and regulatory requirements to the reasonable satisfaction of KBW and its counsel, (d) market conditions (including at the time of any of the proposed Offerings), and (e) approval of KBW’s internal committee.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof. Any right to trial by jury with respect to any claim or action arising out of this Agreement or conduct in connection with the engagement is hereby waived by the parties hereto.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning an original copy of this Agreement to the undersigned.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Patricia A. McJoynt	Date:	2/5/2025
Patricia A. McJoynt
Managing Director

PIONEER FEDERAL SAVINGS AND LOAN ASSOCIATION

By:	/s/ Phillip K. Willett	Date:	3/10/2025
Phillip K. Willett
President and Chief Executive Officer

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423.8232 • www.kbw.com